Filed by: Sayona Mining Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Piedmont Lithium Inc.
Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

The following is an announcement released by Sayona Mining Limited on the Australian Securities Exchange on November 20, 2024.

ASX ANNOUNCEMENT 20 November 2024 Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058 ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978 sayonamining.com.au Equity Financing Fully Subscribed Not for release to US wire services or distribution in the United States • Firm commitments received from institutional and sophisticated investors to raise A$40 million in the Company’s underwritten unconditional placement • MergeCo will endeavour to complete an additional equity raise for eligible retail shareholders post-closing North American lithium producer Sayona Mining Limited (“Sayona”) (ASX:SYA; OTCQB:SYAXF) is pleased to announce that it has received firm commitments for the Company’s A$40 million fully underwritten unconditional placement (“Unconditional Placement”), as announced on 19 November 2024. The Unconditional Placement comprises the issue of approximately 1,250 million new fully paid ordinary Sayona shares (“New Shares”) and was conducted at an offer price of A$0.032 per share (“Offer Price”), representing an 8.7% discount to the 5-day VWAP of A$0.035 up to and including 18 November 2024. On 19 November 2024, Sayona also announced the signing of a definitive agreement with Piedmont Lithium Inc. (“Piedmont Lithium”) (NASDAQ:PLL) (ASX:PLL) (the “Merger Agreement”) to combine the two companies to create a leading lithium business, resulting in Sayona being the ultimate parent entity (“MergeCo”) (the “Transaction”). The Unconditional Placement will take place in a single tranche pursuant to Sayona’s existing placement capacity in accordance with ASX Listing Rule 7.1. The Unconditional Placement is not subject to any conditions and will proceed regardless of if the Merger proceeds to completion. In addition to the Unconditional Placement, Sayona is undertaking a Conditional Placement to Resource Capital Fund VIII L.P. (“RCF VIII”) to raise approximately A$69 million (~US$45 million) (before costs) through the issue of 2,156.25 million new shares in MergeCo at the same price as the Unconditional Placement. The Conditional Placement will be subject to Sayona shareholder approval for the purposes of the ASX Listing Rules at an extraordinary general meeting (“EGM”), completion of the Transaction occurring in accordance with the terms and conditions of the Merger Agreement, and other conditions. The Sayona Board of Directors unanimously recommend shareholders vote in favour of the Conditional Placement and intend to vote, or procure the voting of, any Sayona shares held by them in favour of the Conditional Placement. A summary of the terms to the RCF VIII subscription agreement can be found at Annexure II of Sayona’s ASX announcement dated 19 November 2024. Full details of the Conditional Placement will be set out in the EGM Notice of Meeting which is expected to be released to the ASX and dispatched to eligible shareholders in the first half of CY2025. If the Conditional Placement completes on its terms, then RCF VIII will be entitled to certain information rights and to nominate an observer to the Board. New Shares issued under the Conditional Placement and the Unconditional Placement will rank equally with existing Sayona fully paid ordinary shares from their respective issue dates. Settlement of New Shares under the Unconditional Placement and the Conditional Placement is expected to occur on 27 November 2024 and 1H CY2025, respectively. Sayona Managing Director, Lucas Dow, said: “We are very pleased with the level of support shown by high quality investors, with the strong demand received representing a clear endorsement of the proposed merger combination. By combining with Piedmont and delivering a well-supported financing package, we are creating a premium global lithium hardrock production and development business. The Equity Raising will ensure the combined entity has significant balance sheet strength and flexibility and will enable the merged business to progress value-accretive growth opportunities across its diverse project suite.” Trading in Sayona shares is expected to resume on the ASX from market open tomorrow (21 November 2024).

2 Sayona Mining Limited Key Dates Event Indicative Date Trading halt and announcement of Merger and Capital Raising 19 November 2024 Sayona Unconditional Placement bookbuild 19 November 2024 - 20 November 2024 Announcement of results of the Unconditional Placement Trading halt lifted – trading resumes After market closes, 20 November 2024 Settlement of New Shares issued under the Unconditional Placement 27 November 2024 Allotment and normal trading of New Shares issued under the Unconditional Placement 28 November 2024 EGM for Merger and Conditional Placement shareholder approval 1H CY2025 Merger Effective Date 1H CY2025 Completion of Conditional Placement 1H CY2025 Anticipated announcement of further equity raising 1H CY2025 The above timetable is indicative only. Sayona and the Lead Manager reserve the right to amend any or all of these dates at their absolute discretion, subject to the Corporations Act 2001 (Cth), the ASX Listing Rules and any other applicable laws. The quotation of new shares is subject to confirmation from the ASX. Additional Information Further details of the Transaction and the Capital Raising are set out in the Investor Presentation provided to the ASX on 19 November 2024. The Investor Presentation contains important information including key risks and foreign selling restrictions with respect to the Equity Raising. Advisors Morgan Stanley is acting as exclusive financial advisor and Herbert Smith Freehills, Baker Botts and McCarthy Tétrault are acting as legal counsel to Sayona. J.P. Morgan is acting as exclusive financial advisor and Thomson Geer, Gibson Dunn and Bennett Jones are acting as legal counsel to Piedmont Lithium. Canaccord Genuity is acting as equity capital markets adviser to the Transaction and sole lead manager, underwriter and bookrunner to the equity raisings. Issued on behalf of the Board. All dollar values are in Australian dollars unless otherwise stated. For more information, please contact: Andrew Barber Director of Investor Relations Ph: +617 3369 7058 Email: ir@sayonamining.com.au

3 Sayona Mining Limited About Sayona Mining Sayona Mining Limited is a North American lithium producer (ASX:SYA; OTCQB:SYAXF), with projects in Québec, Canada and Western Australia. In Québec, Sayona’s assets comprise North American Lithium together with the Authier Lithium Project and the Tansim Lithium Project, supported by a strategic partnership with American lithium developer Piedmont Lithium Inc. Sayona also holds a 60% stake in the Moblan Lithium Project in northern Québec. In Western Australia, the company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium. Sayona is exploring for Hemi style gold targets in the world class Pilbara region, while its lithium projects include Company-owned leases and those subject to a joint venture with Morella Corporation. For more information, please visit us at www.sayonamining.com.au About RCF For more than 25 years, RCF has pioneered private equity investment in critical minerals and mining and forged partnerships with investors, innovators, and miners to mobilize capital into the mining sector. As a global alternative investment firm, we aim to deliver superior returns for all stakeholders. We believe metals and mining are essential for the energy transition, supporting industrialization worldwide and serving as the bedrock for human civilization and advancement, driving growth and innovation in a rapidly evolving landscape. For more information, visit www.resourcecapitalfunds.com Important Notices and Disclaimer This announcement should be read subject to the disclaimer in the investor presentation released by Sayona to the ASX on 19 November 2024 (as if references in that disclaimer to “this presentation” were to “this announcement”). This announcement has been prepared based on information available at the time of preparing the announcement. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this announcement. To the fullest extent permitted by law, none of Sayona, its directors, employees or agents, advisers, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this announcement or its contents or otherwise arising in connection with it. This announcement does not purport to contain all the information that investors may require to make an informed assessment of the Transaction and the Capital Raising. It should be read in conjunction with the other materials lodged with ASX in relation to the Transaction and the Capital Raising (including the Investor Presentation also provided to the ASX on 19 November 2024), and Sayona’s other periodic and continuous disclosure announcements. The Investor Presentation contains important information including key risks and foreign selling restrictions with respect to the Capital Raising. This announcement is not an offer, invitation, solicitation or other recommendation with respect to the subscription for, purchase or sale of any security, and neither this announcement nor anything in it shall form the basis of any contract or commitment whatsoever. In addition, this announcement is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the Transaction, nor shall there be any sale of Sayona securities pursuant to the Transaction in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the Transaction shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended. This announcement is not financial product advice and has not taken into account your objectives, financial situation or needs. Before making any investment decisions, prospective investors should consider the appropriateness of the information having regard to their own investment objectives, financial situation and needs and should seek legal, accounting and taxation advice appropriate to their jurisdiction. Sayona is not licensed to provide investment or financial product advice in respect of Sayona shares Forward Looking Statements Forward-looking statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause the actual results, performances and achievements to differ materially from any expected future results, performances or achievements expressed or implied by such forward-looking statements, including but not limited to, the risk of further changes in government regulations, policies or legislation; the risks associated with the current joint venture with Piedmont Lithium; the risks that further funding may be required, but unavailable, for the ongoing development of the Company’s projects; fluctuations or decreases in commodity prices; uncertainty in the estimation, economic viability, recoverability and processing of mineral resources; risks associated with development of the Company Projects; unexpected capital or operating cost increases; uncertainty of meeting anticipated

4 Sayona Mining Limited program milestones at the Company’s Projects; risks associated with investment in publicly listed companies, such as the Company; and risks associated with general economic conditions. Subject to any continuing obligation under applicable law or relevant listing rules of the ASX, the Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements in this Release to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statements are based. Nothing in this Release shall under any circumstances (including by reason of this Release remaining available and not being superseded or replaced by any other Release or publication with respect to the subject matter of this Release), create an implication that there has been no change in the affairs of the Company since the date of this Release. The distribution of this presentation in other jurisdictions outside Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Not for release or distribution in the United States This announcement has been prepared for release in Australia and may not be released to US wire services or distributed in the United States. This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or in any jurisdiction in which such an offer would be illegal. The new shares issued under the Sayona Unconditional Placement, Conditional Placement or SPP have not been, nor will be, registered under the U.S. Securities Act of 1933 (the “Securities Act”) or the securities laws of any state or other jurisdiction of the United States and may not be offered or sold, directly or indirectly, to any person in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable U.S. state securities laws. Additional Information and Where to Find It In connection with the proposed transaction, Sayona intends to file with the SEC a registration statement on Form F-4 that also constitutes a prospectus of Sayona. Sayona also plans to file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about Piedmont and Sayona, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona will be available free of charge on Sayona’s website at www.sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont will be available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2023 Annual Report on Form 10-K filed with the SEC on February 29, 2024, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable securities regulators in Australia when they become available.